RARE PIECE, ICONIC HOMAGE

BANKSY



Kate Moss (2005)

32 × 32 in.

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BANKSY MEETS WARHOL

Kate Moss by Banksy, inspired by Warhol

A rare Banksy twist on Warhol's Marilyn series—this time with Kate Moss—created as part of his "remixed masterpieces," reinterpreting art-historical icons in their original style.


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Banksy

Kate Moss (2005)



Andy Warhol

Shot Sage Blue Marilyn (1964)

A HIDDEN GIFT

Banksy's Reported Wedding Surprise for Kate Moss

In 2011, Banksy is said to have created a unique Kate Moss edition as a wedding gift, reportedly hidden in the bathroom of her honeymoon suite to be discovered on arrival.



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Offering Circular Below

MASTERWORKS

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Shot Sage Blue Marilyn by Andy Warhol not included in set of similar sales to upcoming offering (Masterworks 508). Celebrity affiliation with artist not an endorsement of Masterworks.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.